09057905

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 44907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regional Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Penn Center, 1628 John F. Kennedy Blvd., Suite 1901
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Boccella 215-979-8960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elko & Associates Ltd
(Name – *if individual, state last, first, middle name*)

521 Plymouth Rd., Suite 120	Plymouth Meeting	PA	19462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Boccella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Brokers, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

C/O

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUBSCRIBED AND SWORN TO BEFORE ME THIS 24th DAY OF Feb. 2009.
BY Kim Maynord

NOTARY PUBLIC

NOTARIAL SEAL
KIM D. MAYNORD
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Dec 30, 2012

REGIONAL BROKERS, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 10
SUPPLEMENTARY INFORMATION	
Schedules of General and Administrative Expenses	11
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Independent Auditors' Report on Internal Accounting Controls	13 - 14

& Associates Ltd

Edward Doran, CPA
Albert L. Elko, CPA
Joseph J. Glowacki (Retired)
Robert G. Morlock, CPA
John J. Nihill, CPA
M. Deborah Pitt, E.A.
Veronica M. Plousis, CPA
Michael Pozielli, CPA
Michael J. Reinking, CPA
Leonard V. Santivasi, CPA
Marc R. Simmons, CPA
Gregory D. Stratoti, CPA, MST
Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Regional Brokers, Inc. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regional Brokers, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information accompanying the financial statements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedule I is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elko & Associates Ltd

February 18, 2009

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • FAX: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • 610-279-7100
New Jersey • 856-845-6660 • Fax: 610-566-1040

www.elkocpa.com

REGIONAL BROKERS, INC.
STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2008	DECEMBER 31, 2007
ASSETS		
Cash	$ 510,049	$ 422,328
Marketable securities	6,178	12,373
Commissions receivable - clearing broker	137,444	90,072
Prepaid expenses	29,333	28,538
Furniture and equipment - net of accumulated depreciation of $113,321 and $99,596	30,810	15,851
Other assets	-	126
TOTAL ASSETS	$ 713,814	$ 569,288
LIABILITIES		
Current portion of long-term debt	$ 40,000	$ 40,000
Accounts payable and accrued expenses	62,597	96,360
Long-term debt net of current portion	47,528	87,528
Total Liabilities	150,125	223,888
STOCKHOLDERS' EQUITY		
Common stock - no par value; stated value $500 per share, 10,000 shares authorized, 1,015 shares issued and 521 shares outstanding	507,500	507,500
Additional paid-in capital	10,031	10,031
Retained earnings	526,755	308,466
Less: Treasury stock - 494 shares, at cost	480,597	480,597
Total Stockholders' Equity	563,689	345,400
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 713,814	$ 569,288

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED DECEMBER 31, 2008	2007
COMMISSION INCOME	$ 3,295,725	$ 2,594,608
OPERATING EXPENSES		
Clearance fees	205,501	165,776
Depreciation	13,726	10,252
Employee benefits	141,582	141,244
Insurance	955	1,108
Payroll taxes	90,068	84,124
Regulatory fees	24,431	128,614
Salaries	1,627,544	1,310,485
Telephone	38,638	45,183
Trading software expense	56,150	53,800
Total Operating Expenses	2,198,595	1,940,586
GENERAL AND ADMINISTRATIVE EXPENSES	515,098	527,420
INCOME FROM OPERATIONS	582,032	126,602
OTHER INCOME (EXPENSE)		
Interest expense	(5,921)	(11,375)
Interest income	13,073	11,148
Unrealized gain (loss) on investments	(6,195)	4,675
Miscellaneous income	-	35,000
Total Other Income (Expense)	957	39,448
NET INCOME	$ 582,989	$ 166,050

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	TOTAL
BALANCE - JANUARY 1, 2007	$ 507,500	$ 10,031	$ 324,766	$ (480,597)	$ 361,700
NET INCOME	-	-	166,050	-	166,050
DISTRIBUTIONS	-	-	(182,350)	-	(182,350)
BALANCE - DECEMBER 31, 2007	507,500	10,031	308,466	(480,597)	345,400
NET INCOME	-	-	582,989	-	582,989
DISTRIBUTIONS	-	-	(364,700)	-	(364,700)
BALANCE - DECEMBER 31, 2008	$ 507,500	$ 10,031	$ 526,755	$ (480,597)	$ 563,689

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 582,989	$ 166,050
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	13,726	10,252
Unrealized (gain) loss on marketable securities	6,195	(4,675)
(Increase) decrease in assets		
Commissions receivable - clearing broker	(47,372)	(2,559)
Prepaid expenses	(795)	3,077
Security deposits	126	-
Increase (decrease) in liabilities		
Accounts payable and accrued expenses	(33,763)	54,394
Net Cash Provided by Operating Activities	521,106	226,539
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(28,685)	(6,028)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of long-term debt	(40,000)	(94,248)
Distributions to stockholders	(364,700)	(182,350)
Net Cash Used in Financing Activities	(404,700)	(276,598)
NET INCREASE (DECREASE) IN CASH	87,721	(56,087)
CASH - BEGINNING OF YEAR	422,328	478,415
CASH - END OF YEAR	$ 510,049	$ 422,328

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE A - Summary of Significant Accounting Policies

Business Activity - Regional Brokers, Inc. (the "Company"), incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC Reg. §240.15c3-1 and may effect transactions on their own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Cash consists of funds held in checking and money market accounts at two banks.

Accounts Receivable - The Company charges income for doubtful accounts when they are considered uncollectible. Management considers the receivables to be fully collectible at the balance sheet dates, and no provision for uncollectible accounts has been made.

Furniture and Equipment - Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are:

	Range in Years
Office equipment	5
Furniture and fixtures	5 - 7
Computer equipment	3 - 5

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs - The Company expenses advertising costs as incurred.

- continued -

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE A - Summary of Significant Accounting Policies - continued

Income Taxes - The Company has elected to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes is required.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes" an interpretation of FASB Statement No. 109. The effective date of FIN 48 was for fiscal years beginning after December 15, 2006. The effective date was delayed in 2007 and was delayed again in 2008 for nonpublic companies. The new effective date for FIN 48 for nonpublic companies is for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48, as permitted by FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises," until 2009. The Company does not anticipate that the provisions of FIN 48 will have any significant impact on its financial statements. However, additional disclosures may be required of situations, if any, where the Company's tax positions are considered uncertain. Currently, the FASB is deliberating the manner and extent to which pass-through entities such as the Company will need to apply the provisions of FIN 48.

Fair Value Measurements - In September, 2006 the Financial Accounting Standards Board (FASB) issued Statement 157, "Fair Value Measurements" (SFAS 157), which establishes a framework for measuring fair value within generally accepted accounting principles. SFAS 157 was initially effective, with respect to the Company, for the year ended December 31, 2008. However, the FASB subsequently permitted an entity to elect to defer the application of SFAS 157 to fair value measurements required to be made with respect to certain non-financial assets and non-financial liabilities. The Company has adopted for fiscal year 2008 the measurement provisions of SFAS 157 with respect to the marketable securities it owns. Marketable securities comprise the Company's only asset category that is not eligible for deferral of the provision of SFAS 157.

NOTE B - Marketable Securities

A summary of aggregate fair value and other information for available-for-sale securities at the balance sheet date is as follows:

	Cost	Net Unrealized Gain (Loss)	Fair Value
December 31, 2008			
Common Stock	$3,251	$2,927	$6,178
December 31, 2007			
Common Stock	3,251	9,122	12,373

Fair value measurements at December 31, 2008 for available-for-sale securities were based on quoted market prices in active markets for identical assets.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE C - Furniture and Equipment

	2008	2007
Office equipment	$ 15,937	$ 15,938
Furniture and fixtures	36,186	36,186
Computer equipment	92,008	63,323
Total	144,131	115,447
Accumulated depreciation	113,321	99,596
Total Furniture and Equipment	$ 30,810	$ 15,851

NOTE D - Line of Credit

The Company has a $200,000 line of credit agreement with a bank. The credit agreement may be renewed annually at the bank's discretion and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the bank's prime rate plus 0.5% (3.75% and 7.75% at December 31, 2008 and 2007, respectively).

There were no borrowings under the line of credit agreement at December 31, 2008 and 2007.

The line of credit includes various financial covenants, as defined, that are required to be maintained throughout the term of the agreement. The Company met all of the financial covenants at December 31, 2008.

NOTE E - Long-Term Debt

	2008	2007
Note payable to a former stockholder bearing interest of 5.38%, payable in minimum annual installments of $40,000 and one final payment of $7,527 plus interest on the outstanding balance through November 2011.	87,528	127,528
Less Current Portion	40,000	40,000
Total Long-Term Debt	$ 47,528	$ 87,528

The following are maturities of long-term debt:

2009	$ 40,000
2010	40,000
2011	7,528
Total	$ 87,528

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE F - Operating Lease Commitments

The Company is obligated under a noncancelable lease for office space, which expires in October 2012. Rent expense for the years ended December 31, 2008 and 2007 was $40,949 and $74,938, respectively.

Minimum annual rental commitments under noncancelable leases with initial or remaining terms of one year or more are as follows:

2009	$ 41,994
2010	43,040
2011	44,085
2012	37,464
Total	$ 166,583

NOTE G - Supplemental Disclosure of Cash Flow Information

	2008	2007
Cash was paid for the following:		
Interest	$ 5,921	$ 11,375

NOTE H - Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2008 and 2007, the Company's "Aggregate Indebtedness" was $150,125 and $223,888, respectively, and "Net Capital" was $512,008 and $299,029, respectively, and its ratio of aggregate indebtedness to net capital was .29 to 1 and .85 to 1, respectively. Net capital exceeded minimum capital requirements by $412,008 and $199,029 at December 31, 2008 and 2007, respectively.

NOTE I - Profit Sharing Plan

The Company maintains a defined contribution 401(k) profit sharing plan covering substantially all full-time employees. The Board of Directors determines the Company's discretionary contributions annually, and there is no requirement to match the employee contribution. The Company was required to make contributions during the years ended December 31, 2008 and 2007 in order for the Plan to comply with IRS rules to maintain the Plan's tax status. Company contributions to the Plan for the years ended December 31, 2008 and 2007 were $20,266 and $17,557, respectively.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE J - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk on cash.

NOTE K - Commitments

In September 2007, the Company settled an SEC investigation. The settlement required that the Company pay a civil penalty in the amount of $100,000 within the first year from the date of the settlement agreement. The Company paid $50,000 of the penalty in 2007 and the remaining amount due was paid during 2008, as required in the settlement agreement.

SUPPLEMENTARY INFORMATION

REGIONAL BROKERS, INC.
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	FOR THE YEARS ENDED DECEMBER 31,	
	2008	2007
Advertising	$ 2,750	$ 3,650
Business use and occupancy tax	21,398	23,598
Capital stock tax	5,029	3,183
Dues and subscriptions	106,536	102,526
Insurance	13,763	11,146
Insurance - officer's life	1,743	1,743
Internet expense	40,973	45,687
Legal and accounting fees	27,191	30,572
Office expense	19,792	19,537
Office supplies	7,947	4,865
Payroll taxes	8,335	5,873
Profit sharing	20,266	17,557
Rent	40,949	74,938
Repairs and maintenance	22,398	29,668
Salaries	100,000	85,000
Travel and entertainment	76,028	67,877
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 515,098	$ 527,420

SCHEDULE I

REGIONAL BROKERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	DECEMBER 31, 2008	DECEMBER 31, 2007
NET CAPITAL		
Total Stockholders' Equity	$ 563,689	$ 345,400
Allowable Credits:		
Accrued commissions	9,389	-
Deductions and/or Charges:		
Nonallowable Assets		
Receivables - stockholders, officers, employees and other	-	-
Prepaid expenses	(29,333)	(28,538)
Property and equipment	(30,810)	(15,851)
Security deposits	-	(126)
Net capital before haircuts on securities positions	512,935	300,885
Haircut on securities	927	1,856
Net Capital	$ 512,008	$ 299,029
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts payable and accrued expenses	$ 62,597	$ 96,360
Long-term debt	87,528	127,528
Total Aggregate Indebtedness	$ 150,125	$ 223,888
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required by Company	$ 100,000	$ 100,000
Excess Net Capital at 1500%	$ 412,008	$ 199,029
Excess Net Capital at 1000%	$ 412,008	$ 199,029
Ratio: Aggregate Indebtedness to Net Capital	.29 to 1	.85 to 1
Net capital as reported in Company's Part II (Unaudited) Focus Report	$ 512,015	$ 299,035
Net audit adjustments	(7)	(6)
Net capital	$ 512,008	$ 299,029

elko & Associates Ltd

Edward Doran, CPA
Albert L. Elko, CPA
Joseph J. Glowacki (Retired)
Robert G. Morlock, CPA
John J. Nihill, CPA
M. Deborah Pitt, E.A.
Veronica M. Plousis, CPA
Michael Pozielli, CPA
Michael J. Reinking, CPA
Leonard V. Santivasi, CPA
Marc R. Simmons, CPA
Gregory D. Stratoti, CPA, MST
Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Regional Brokers, Inc. as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • FAX: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • 610-279-7100
New Jersey • 856-845-6660 • Fax: 610-566-1040

www.elkocpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Elko & Associates Ltd

February 18, 2009

END